Exhibit 99.1

Ballard CEO to Present at 29th Annual ROTH Conference in Dana Point, CA

VANCOUVER, March 2, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced that Randy MacEwen, President & Chief Executive Officer, will present during the 29th Annual ROTH Conference at The Ritz Carlton Hotel in Dana Point, California on Monday, March 13th, 2017 at 4:30 p.m. Pacific Time.

The link to a live audio and webcast of the presentation is http://wsw.com/webcast/roth31/bldp.  Ballard recommends registering at least 10 minutes prior to the start of the live audio and webcast session to ensure timely access. A recording of the presentation will be made available at www.ballard.com/investors.

During his presentation, Mr. MacEwen will discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas. Throughout the conference Randy MacEwen and Guy McAree, Ballard's Director of Investor Relations, will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 02-MAR-17